Exhibit 99.1

No. 40/09
(All amounts expressed in U.S. dollars unless otherwise noted)

IAMGOLD RELEASES UPDATED PRELIMINARY ASSESSMENT STUDY ON WESTWOOD PROJECT

Toronto, Ontario, December 21, 2009 – IAMGOLD Corporation (“IAMGOLD”) is pleased to announce positive results from an updated Preliminary Assessment Study (the "Study") on its 100% owned Westwood development project located two kilometres from the Company’s Doyon Gold Mine in the Abitibi region of Northern Québec.  The Study was completed by IAMGOLD’s Project Development Group.  The results of the Study provide further confidence to move forward on Westwood with production targeted in early 2013.  Capital expenditures of $102 million are expected in 2010.

"Westwood is an important component of IAMGOLD’s growth strategy,” said Joseph F. Conway President & CEO.  “Building on earlier work, this Study further confirms that Westwood will produce around 180,000 to 200,000 ounces of gold per year at well under industry average cash costs, in one of the lowest political risk jurisdictions in the world.  The strength and experience of our team in the region and our established infrastructure continues to be an advantage and has driven the project forward on schedule and on budget.”

HIGHLIGHTS

•	Estimated Capital of $315 million to complete development, with production commencing in 2013
•	First 5-years of production:
•	Average annual gold production of 191,000 ounces at an average diluted grade of 7.3 g/t;
•	Average cash costs of $352 per ounce;
•	Pre-tax cash flow of $230 million;
•	Total capital expenditures estimated at $401 million, including amounts already invested;
•	Pre-tax IRR of 11.3% calculated at January 1, 2009 using a gold price of $850 per ounce and Canadian/US dollar exchange rate of 1.15;
•	2009 development work on budget and on schedule:
•	Capital expenditures forecast to total $86 million;
•	Exploration and development drilling to total 84,000 metres;
•	2010 capital expenditures are expected to be $102 million.

PROJECT UPDATE & 2009 ACHIEVEMENTS

Construction progress at Westwood is on schedule and on budget for commercial production in early 2013.  During 2009, IAMGOLD advanced site preparation and construction of infrastructure, including the head frame, hoist room building and the installation of two hoists for the exploration shaft.  The shaft sinking commenced in July and is expected to reach 500 metres by year end.  The exploration ramp was extended by more than 2,200 metres and will provide better drilling access to the upper part of the deposit above the 14th level exploration drift as well as providing production access in future to the Warrenmac lens.  The Bousquet Fault was successfully crossed by an exploration drift on the 14th level significantly improving drilling access to the resources to the east of the fault.  A total of 1,400 metres of development was achieved during the year.

In April 2009, an 837 metre raise bore was completed as the shaft pilot hole, becoming the longest 2.4 metre diameter single-pass raise bore in the world.  By year end, some 80 metres of a planned 840 metres will be completed on a world record 6.4 metre diameter ventilation raise boring.  This ventilation raise was initiated to facilitate accelerated underground mine development.  An 8,400 tonne bulk sample was mined from Zone 2 lens and processed at the Doyon mill in July 2009, with positive grade and metallurgical results.

Of the $86 million expenditures in 2009, $38 million was related to site preparation, $15 million to shaft sinking, $14 million to the ventilation raise boring and other development, $10 million to general mine services and $9 million to the 84,000 metres of exploration and resource development diamond drilling completed at Westwood during the year.

Capital expenditures in 2010 are expected to be $102 million for development, construction and drilling.  Main activities included in the 2010 plan are as follows:

•	Raise boring for ventilation will continue and be completed during Q2 2010;
•	Shaft sinking to reach 1,300 metres by year end;
•	Development work will include 11,000 metres of lateral and vertical excavation;
•	An additional 2,000 tonnes bulk sample will be collected from the 14th level to test mining methods;
•	Installation of production and service hoists and completion of surface facilities;
•	Exploration drilling is planned at 30,000 metres;
•	Valuation and definition drilling is planned at 41,000 metres.

Figure 1:  Westwood Development Project, December 2009

UPDATED PRELIMINARY ASSESSMENT STUDY RESULTS

The Study shows that production at Westwood will average about 191,000 ounces of gold per year over the first five years of operation at an average diluted grade of 7.3 g/t Au, with cash costs averaging $352 per ounce. The operation will generate pre-tax cash flow of $230 million over the first five years.

Over a projected mine life of 16 years, based on current resources, Westwood will produce an average of 186,000 ounces of gold annually at an average cash cost of $358 per ounce, generating a pre-tax operating cash flow of $822 million.  The difference to the 2008 updated Preliminary Assessment Study cash cost of $298 per ounce is mainly due to the exchange rate of 1.15 used in the present study compared to 1.25 used previously.

Capital expenditures from the beginning of 2009, to bring Westwood into production, are estimated at $401 million, including contingencies.  The Study shows an estimated pre-tax internal rate of return (“IRR”) of 11%, using a project start date of January 1, 2009.  The project IRR increases to 15% on a looking forward basis starting January 1, 2010.

Summary highlights of the Study are shown in the table below:

Inferred Mineral Resource (undiluted, 6.0 g/t Au cutoff)	9,400,000 tonnes at 11.4 g/t Au for 3,431,000 ounces
Indicated Mineral Resource Warrenmac ($80/tonne cutoff) Zone 2-30 (undiluted, 6.0 g/t Au cutoff)	313,000 tonnes at 6.9 g/t Au for 70,000 ounces 95,000 tonnes at 9.3 g/t Au for 28,000 ounces
Net Recoverable Gold	2,973,000 ounces
Mine Life	16 years
Average Annual Gold Production (Years 1 to 16)	186,000 ounces
Cash Cost per ounce (Years 1 to 16)	$358 per ounce
Pre-production Capital Expenditures	$401 million (incl. $86 million spent in 2009)
Sustaining Capital	$284 million
Operating Cash flow (pre-tax)	$822 million
IRR (pre-tax as at January 1, 2009)	11%
Canadian/US Exchange Rate	1.15
Gold Price Assumption	$850 per ounce

Mineral Resources

In June 2009, IAMGOLD announced an increase in Inferred Resources at Westwood to 3,431,000 ounces of gold, using a 6 g/t Au cutoff and an Indicated Resource of 98,000 ounces of gold from Warrenmac and Zone 2-30.  These Inferred and Indicated resources as announced on June 22, 2009 form the basis for this Study, although additional drilling has subsequently been completed.

Note: There has been insufficient work to date to define a NI 43-101 compliant Measured or Indicated Mineral resource for the Westwood project. Due to the uncertainty that may be attached to Inferred Mineral resources, it cannot be assumed that all or any part of an Inferred Mineral resource will be upgraded to an Indicated or Measured Mineral Resource with continued exploration. The Study is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the preliminary assessment will be realized.

Upgrading Resources

Mineralization has been identified at Westwood from a 60 metre depth to as deep as 2,600 metres, within three sub-parallel zones that extend along a strike length in excess of 1.8 kilometres.  An important step to moving Westwood towards a commercial production decision is to increase the confidence level of the current resources and to establish geologic continuity.  The conversion to measured and indicated resources needs to be sufficiently advanced to start commercial production in 2013, but requires a significant amount of infill drilling.

By the end of 2009, project to date drilling will total 220,000 metres, of which 40,000 metres tested continuity within the known resources and the remaining 180,000 metres represented exploration holes testing extensions to the resources both from surface and from the underground exploration drift at a depth of 850 metres.

In 2010, a further 71,000 metres are planned of which 41,000 metres will contribute to upgrading existing inferred resources while the remaining 30,000 metres will systematically test the highest priority exploration target areas.

Upside Exploration Potential

The Westwood deposit remains open both at depth and along strike on the three main zones that have been identified to date.  Very significant intersections at a depth 800 metres below previously identified mineralization were reported in December 2007 and follow-up drilling has encountered similar grade and thickness in the vicinity.  Along strike, several key areas are being tested that could significantly add to the resources.  Given the spatial extent of the mineralization identified to date and its location within highly favourable geology, there is excellent potential to expand the extent of the Westwood resources both along strike and at depth.

Scope of the Study

The current Study is classified as a Preliminary Assessment to a large extent due to the fact that most of the resources delineated at Westwood are in the Inferred category, with a greater level of uncertainty than Measured and Indicated resources which are required for a pre-feasibility or feasibility study.  However, it is important to note that the Study includes mine planning, capital and operating cost estimation, rock mechanics, metallurgical work and overall economic studies that are quite advanced, especially given that IAMGOLD operates two similar mines within five kilometres of Westwood.

Capital Expenditure Estimate

Pre-production capital expenditures, since January 1, 2009, are estimated at $401 million, with an estimated accuracy of ±15%.  This includes preparation of all development studies, permitting, completion of the feasibility study, construction and start-up of the mine. With $86 million spent in 2009, there remains approximately $315 million of capital expenditures to complete the project.  The pre-production capital expenditures are detailed below:

Capital Expenditures	($millions)
Exploration	$20.4
Mine Development	$94.3
Shaft	$62.9
Surface Facilities	$71.0
U/G construction	$13.6
Mobile Equipment	$23.6
Inventory	$2.6
Studies and Support Activities (initial period)	$89.0
Indirect	$18.2
Subtotal	$317.6
Contingency	$5.1
Total	$400.8

The schedule of pre-production expenditures is shown below with commercial production expected in 2013.

Year	Capital Expenditures ($millions)
2009 (forecast)	$86
2010	$102
2011	$92
2012	$121

Operating Costs

Total operating costs are estimated at $358 per ounce or about $81 per tonne milled over the life of mine.  This includes approximate mining and paste backfill costs of $59.00 per tonne; processing and power costs of $16.45 per tonne and general and administration costs estimated at $5.37 per tonne.

Mining

In the current Study, more conservative engineering consideration was given to account for the increased depth and to offset potential ground problems.  The preliminary mine plan recommends a longitudinal long hole mining method, on 15-metre sublevels. This method was applied on 77% of the resources; cut and fill and high lift mining methods were applied respectively on 7% and 15% of the resources.  The minimum mining width was kept at 2.5 metres as in the previous study.  This explains the increased dilution percentage versus the earlier study as the resources were calculated over 2 metres in 2009 compared to 2.5 metres in the previous study.  Again, special care was applied to exclude resources in the vicinity of identified low competency structures, namely the Bousquet fault and weak schist zones eliminating some of the mining risks.

The estimated production schedule per year is outlined below:

Year	Tonnes Milled*	Average Grade* (g/t Au)	Gold Production (oz)	Cash Cost $/oz
2013 to 2014 (average)	600,000	7.7	143,000	429
2015	725,000	7.7	172,000	325
2016 to 2028	850,000	7.3	191,000	352
2029	193,000	6.0	34,000	395
Total	13,168,000	7.3	2,973,000	358

* Tonnage and grade reflect an estimated 94% mine recovery, 45% mine dilution and 96% plant recovery.

The 2008 updated Preliminary Assessment Study included a plan to process zinc enriched ore from Warrenmac and Westwood lenses.  The updated resource calculation, announced on June 22, 2009, combined with the related capital cost and current zinc prices mandated that there are currently insufficient resources to support the investment in a zinc recovery circuit.  Therefore only the resources containing more than 6 g/t Au are part of the mine plan.

Mineral Processing

The Westwood ore will be processed at the nearby Doyon mill. The Doyon mill is well suited as demonstrated by successful processing of an 8,400 tonnes bulk sample from Zone 2, in July 2009. The preliminary metallurgical test work validated that Westwood ore will have similar characteristics to the Doyon ore.  Recoveries at Doyon have averaged 95% over its mine life, including the processing of lower grade material.  A 96% recovery rate has been used for the current Westwood Study.

The Doyon mill is a conventional cyanidation circuit with a combined carbon-in-leach and carbon-in-pulp circuit including a gravity circuit for free gold recovery.  The existing 3,500 tonne per day mill capacity, at 95% plant availability is well above the estimated 2,300 tonnes per day required for Westwood.  The existing paste backfill plant from Doyon will be relocated near the Westwood shaft.

Project Economics

The Study assumes a gold price of $850 per ounce, current market prices for all input materials and a Canadian/US dollar exchange rate of 1.15.

The Study shows an estimated before tax IRR of 11%, using a project start date of January 1, 2009.  The project IRR increases to 15% on a looking forward basis starting January 1, 2010.

The table below outlines the estimated sensitivity of project economics at various gold price scenarios:

Gold Price	IRR (%) Jan. 1, 2009	NPV at 0% discount ($millions)	IRR (%) Jan. 1, 2010
$ 680 (-20%)	5.0	$403	7.6
$ 850 (Base)	11.3	$822	15.0
$ 1,020 (+20%)	16.4	$1,448	21.3

This Study shows that the Westwood deposit provides strong potential returns in the current economic environment.

Qualified Person/Quality Control Notes
The mineral resource estimates contained in this news have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101"). A Preliminary Assessment is preliminary in nature, that is based on inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the preliminary assessment will be realized.  The technical information in this news release, including the information that relates to geology, drilling, mineralization and mineral resource estimates at the Westwood gold project is based on information prepared under the supervision of, or has been reviewed by Mr. Daniel Vallières Eng.,

Manager - Underground Projects and Mr. Réjean Sirois Eng., Manager  - Mine Geology both employed by IAMGOLD Corporation. The foregoing persons are "qualified person" for the purposes of National Instrument 43-101 with respect to the mineralization being reported on. The technical information has been included herein with the consent and prior review of the above noted qualified person. The qualified persons have verified the data disclosed underlying the information or opinions contained herein.

Cautionary Note to U.S. Investors
The United States Securities and Exchange Commission (the "SEC") permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as "mineral resources" , that the SEC guidelines strictly prohibit us from including in our filings with the SEC. U.S. investors are urged to consider closely the disclosure in the IAMGOLD Annual Report on Form 40-F. A copy of the 2008 Form 40-F is available to shareholders, free of charge, upon written request addressed to the Investor Relations Department.

Forward Looking Statement
This press release contains forward-looking statements. All statements, other than of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding the estimation of mineral resources, exploration results, potential mineralization, potential mineral resources and mineral reserves) are forward-looking statements. Forward-looking statements are generally identifiable by use of the words “may”, “will”, “should”, “continue”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “plan” or “project” or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the Company’s ability to control or predict, that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements.  Factors that could cause actual results or events to differ materially from current expectations include, among other things, without limitation, failure to establish estimated mineral resources, the possibility that future exploration results will not be consistent with the Company's expectations, changes in world gold markets and other risks disclosed in IAMGOLD’s most recent Form 40-F/Annual Information Form on file with the US Securities and Exchange Commission and Canadian provincial securities regulatory authorities. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement.

For further information please contact:

IAMGOLD Corporation: Joseph F. Conway President & CEO Tel: (416) 360-4712 Toll-free: 1 888 IMG-9999	Tamara Brown Director, Investor Relations Tel: (416) 360-4743 Toll-free: 1 888 IMG-9999

Please note:
This entire press release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Marketwire’s website at www.marketwire.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

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